December 18, 2008



Mr. William Friar
Senior Financial Analyst
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

     RE:   SBT Bancorp, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 7, 2008
           File No. 0-51832


Dear Mr. Friar:

     We are in receipt of the letter dated November 12, 2008 from the Securities and Exchange Commission providing comments from its staff on the referenced filing for SBT Bancorp, Inc. (the "Company"). The Company's responses are set forth below and are keyed to the staff's comment letter.

     Please note that, after the Company filed its preliminary proxy statement with the Securities and Exchange Commission, the Treasury Department issued a term sheet for privately-held institutions seeking to participate in the Treasury Department's capital purchase program (the "Capital Purchase Program"). The Company qualifies as a privately-held institution under the Treasury Department's criteria, and is currently seeking to participate in the Capital Purchase Program on the terms offered to privately-held institutions. The Company has revised its preliminary proxy statement to include a discussion of the relevant terms of the Capital Purchase Program that are applicable to privately-held institutions.

Impact of the Capital Purchase Program
--------------------------------------

     Comment 1. Please discuss at greater length how your participation in the Capital Purchase Program may:

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United States Securities and Exchange Commission
December 18, 2008
Page 2


     o require you to expand your board of directors to accommodate Treasury Department appointments to it;

     o require you to register for resale securities you have issued to the Treasury Department; and

     o impact how you operate your company, for example, how the terms of participation will require you to restructure your executive compensation arrangements.

     Response 1. The revised proxy statement discusses each of the matters described in Comment 1.

     Comment 2. Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

     Response 2. The Treasury Department is not obligated to accept our application to participate in the Capital Purchase Program. However, the Treasury Department notified the Company on November 21, 2008 that its application to participate in the Capital Purchase Program had been preliminarily approved. Therefore, we have not included a discussion in the revised proxy statement of the matters described in Comment 2.

     Comment 3. Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

     Response 3. The Treasury Department notified the Company on November 21, 2008 that its application to participate in the Capital Purchase Program had been preliminarily approved. Therefore, we have not included a discussion in the revised proxy statement of the matters described in Comment 3.

     Comment 4. Disclose whether you will modify any plans or contracts to comply with limits on execute compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

     Response 4. The revised proxy statement reflects the staff's comment.

     Comment 5. In the fourth paragraph under "Approval of Amendment to Certificate of Incorporation," please note the market price of the company's common stock or an average of the price of the common stock over a recent period. Also note the range of the number of warrants that may be issued, assuming the price used.

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United States Securities and Exchange Commission
December 18, 2008
Page 3


     Response 5. The market price of a company's common stock is relevant to determining the number of warrants issuable to the Treasury Department, if that company were to participate in the Capital Purchase Program under the terms applicable to publicly-traded institutions. The Company, however, is currently seeking to participate in the Capital Purchase Program under the terms applicable to privately-held institutions. If the Company participates in the Capital Purchase Program as a privately-held institution, it must issue to the Treasury Department warrants to purchase shares of preferred stock having an aggregate liquidation preference equal to 5 percent of the aggregate liquidation amount of the other preferred shares issued to the Treasury. The Company's obligation to issue warrants to purchase shares of preferred stock is described in the revised proxy statement.

Financial and Other Information, page 12
----------------------------------------

     Comment 6. Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement. Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase common stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

     Response 6. The Company would be required to issue warrants to purchase common stock if it were to participate in the Capital Purchase Program as a publicly-traded institution. However, the Company is currently seeking to participate in the Capital Purchase Program as a privately-held institution, which would require it to issue warrants to purchase shares of preferred stock (and not common stock).

     Instruction 1 to Item 13(a) of Schedule 14A allows for the omission of any information that is not material for the exercise of prudent judgment in regard to the matter to be acted upon at the meeting of stockholders. As to the warrant for the purchase of preferred stock, any warrant issuance will be for shares of preferred stock having an aggregate liquidation preference equal to 5 percent of the aggregate liquidation amount of the other preferred shares issued to the Treasury. We believe this amount is not material to stockholders.

     Comment 7. If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

     Response 7. The revised proxy statement includes a discussion of the pro forma effect of the Company's participation in the Capital Purchase Program. Please see the section of the revised proxy statement labeled "Pro Forma Effect on the Company's Financial Statements."

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United States Securities and Exchange Commission
December 18, 2008
Page 4


     The Company respectfully submits the sale of securities will have no material effect on its financial statements. The Company expects to issue approximately $4 million in preferred shares under the Capital Purchase Program, approximately 3% of September 30th Risk Adjusted Assets. The preferred shares have an initial 5% dividend (after tax) to be paid out of earnings available for common shareholders. This cost and potential dilutive effect should be offset by additional income on the invested proceeds and by increasing earning assets and taxable income through additional investments in loans and securities, consistent with both prudent risk management and the Treasury Department's stated goal of promoting economic growth. The preferred shares are Tier 1 equity and will increase the Company's capital ratios and provide investible capital. These factors, coupled with the current economic conditions and competitive landscape may provide opportunities to, in a conservative manner, expand the Company's existing growth initiatives.

                                      * * *

     The Company hereby acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust the foregoing is responsive to the Staff's comments. We request that any questions with regard to the foregoing should be directed to the undersigned at (860) 408-5493.

                                           Very truly yours,

                                           /s/ Anthony F. Bisceglio
                                           ------------------------

                                           Anthony F. Bisceglio
                                           Treasurer and Chief Financial Officer